Exhibit 2.4

EXECUTION DRAFT

AGREEMENT AND PLAN OF REORGANIZATION

Dated as of November 19, 2002

among

LOUDEYE CORP.,

TENTV ACQUISITION CORP.

AND

TT HOLDING CORP.

TABLE OF CONTENTS

EXHIBITS AND SCHEDULES

EXHIBIT A	Form of Unsecured Promissory Notes with Equity Redemption Option
EXHIBIT B	Investor Representation Statement
EXHIBIT C	TenTV Certificate
EXHIBIT D	TenTV Secretary Certificate
EXHIBIT E	Form of Legal Opinion of TenTV's Legal Counsel
EXHIBIT F	Form of Director Resignation
EXHIBIT G	Registration Rights Agreement
EXHIBIT H	Loudeye Certificate
EXHIBIT I	Form of Legal Opinion of Loudeye's Legal Counsel

TENTV DISCLOSURE SCHEDULE
LOUDEYE DISCLOSURE SCHEDULE

AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION dated as of November 19, 2002 (this "Agreement") is entered into by and among Loudeye Corp., a Delaware corporation ("Loudeye"), TenTV Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Loudeye (the "Merger Subsidiary"), and TT Holding Corp., a Delaware corporation ("TenTV"). Loudeye, Merger Subsidiary and TenTV are collectively referred to herein as the "Parties" and each is individually referred to herein as the "Party."

RECITALS

          A.     Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law ("DGCL"), Loudeye, Merger Subsidiary and TenTV will enter into a business combination pursuant to which Merger Subsidiary will merge with and into TenTV (the "Merger").

          B.     The Boards of Directors of each of Loudeye, Merger Subsidiary and TenTV (i) have each determined that the Merger is consistent with and in furtherance of the long-term business strategy of their respective companies and fair to, and in the best interest of, their respective companies and stockholders and (ii) have each approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

          C.     Loudeye, Merger Subsidiary and TenTV desire to make certain representations and warranties and other agreements in connection with the Merger.

          NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

ARTICLE I
THE MERGER

1.1     The Merger.  Upon and subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Subsidiary shall merge with and into TenTV at the Effective Time (as defined below). From and after the Effective Time, the separate corporate existence of Merger Subsidiary shall cease and TenTV shall continue as the surviving corporation in the Merger (the "Surviving Corporation").

1.2     Effective Time.  Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Parties and specified in the Certificate of Merger, being the "Effective Time") as soon as practicable on the date of the consummation of the transactions contemplated by this Agreement (such consummation being herein referred to as the "Closing" and the date of the Closing being herein referred to as the "Closing Date"). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and the Certificate of Merger.

1.3     Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of TenTV and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities and duties of TenTV and Merger Subsidiary shall become the debts liabilities and duties of the Surviving Corporation. The Surviving Corporation shall become a wholly-owned subsidiary of Loudeye.

1.4     Certificate of Incorporation and Bylaws; Directors and Officers.

          (a)     At the Effective Time, the Certificate of Incorporation of Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of TenTV.

          (b)     At the Effective Time, the Bylaws of Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the Bylaws of TenTV.

          (c)     At the Effective Time, the individuals set forth on Schedule 1.4(c)(1) of the Loudeye Disclosure Schedule attached hereto (the "Loudeye Disclosure Schedule") shall become the directors, and the individuals set forth on Schedule 1.4(c)(2) of the Loudeye Disclosure Schedule shall become the officers, of the Surviving Corporation, each to hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation and applicable law.

1.5     Effect on Capital Stock/Merger Consideration.  At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any of the following securities:

          (a)     Exchange of TenTV Common Stock.  Subject to the provisions of Section 1.8 below, each share of Common Stock, par value $0.01 per share, of TenTV (the "TenTV Common Stock") issued and outstanding immediately prior to the Effective Time (other than any share held in TenTV's treasury) (the "Outstanding TenTV Common Stock") shall be canceled and extinguished and automatically converted into and represent the right to receive from Loudeye (i) 5256.2641 (the "Exchange Ratio") share(s) (the "Merger Shares") of validly issued, fully paid and nonassessable unregistered shares of Common Stock, par value $0.001 per share, of Loudeye ("Loudeye Common Stock"), and (ii) a promissory note in the form of Exhibit A hereto having an original principal amount (the "Principal Amount") equal to the product of (x) a fraction, the numerator of which shall be one (1) and the denominator of which shall be the number of shares of TenTV Common Stock outstanding immediately prior to the Effective Time, multiplied by (y) $1,059,436 (the "Merger Notes", along with the Merger Shares, sometimes herein referred to as the "Merger Consideration"), upon the surrender of the certificates representing such shares of TenTV Common Stock in the manner provided in Section 1.6 below (or in the case of a lost, stolen or destroyed certificate, in the manner provided in Section 1.7 below). Subject to Section 1.5(c)(ii), the Merger Notes shall be issued on the Effective Time to the TenTV Stockholders and held by the Escrow Agent, as such term is defined in and pursuant to the terms of, that certain Escrow Agreement among Loudeye, the TenTV Stockholders' Representative and the Escrow Agent of even date herewith.

          (b)     Restrictions on Transfer/Legends.

                    TenTV acknowledges and agrees that the Merger Notes, Merger Shares and the Loudeye Common Stock in exchange for which the Merger Notes may be redeemed are subject to restrictions on transfer. It is understood that the certificates evidencing the Merger Notes, Merger Shares and the Loudeye Common Stock in exchange for which the Merger Notes may be redeemed shall bear the following legend (in addition to any legend required by any other agreements or under applicable state securities laws):

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT, OR UNLESS THE CORPORATION HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE CORPORATION AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

          (c)     TenTV Option Plan.

                    (i)     As of the Effective Time, each outstanding option to purchase TenTV Common Stock (a "TenTV Stock Option") under the Technology Education Network, Inc. 1997 Stock Option Plan, as amended (the "TenTV Option Plan"), shall not be assumed by Loudeye.

                    (ii)     Loudeye shall hold back and shall not issue the Merger Consideration attributable to each holder of outstanding TenTV Stock Options not exercised prior to the Effective Time in such amounts as if such TenTV Stock Options had been exercised immediately prior to the Effective Time. In the event that any or all of such outstanding TenTV Stock Options are exercised, Loudeye shall issue to the holder thereof its pro rata interest in the Merger Consideration pursuant to the terms of this Agreement. In the event that any or all of such outstanding TenTV Stock Options expire and terminate, Loudeye shall, promptly following such expiration and termination, issue to the TenTV Stockholders immediately prior to the Effective Time and any TenTV Stock Option holders who exercised, on a pro rata basis, with Merger Consideration withheld pursuant to this Subsection 1.5(c)(ii) and shall deliver same to the Escrow Agent.

          (d)     Cancellation of Certain Shares.  Each share of TenTV Common Stock held in TenTV treasury immediately prior to the Effective Time shall be canceled and retired without payment of any consideration therefor.

          (e)     Derivative Securities.  As of the Effective Time, all options, warrants, notes, evidence of indebtedness, and other security that entitles the holder thereof the right to convert, purchase or otherwise acquire any TenTV capital stock or any other security convertible into TenTV capital stock (collectively, the "Derivative Securities"), other than such options and warrants that are listed on Schedule 1.5 of the TenTV Disclosure Schedule, shall not be assumed by Loudeye and shall all have been either converted into TenTV Common Stock or terminated.

          (f)     Capital Stock of Merger Subsidiary.  Each share of common stock, $0.01 par value per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one share of common stock, $0.01 par value per share, of the Surviving Corporation.

          (g)     Adjustment to the Exchange Ratio.  The Exchange Ratio shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting Loudeye or TenTV Common Stock between the date hereof and the Effective Time.

          (h)     Fractional Shares.  No certificates or scrip representing fractional Merger Shares shall be issued to former holders of TenTV Common Stock upon the surrender for exchange of certificates that, immediately prior to the Effective Time, represented TenTV Common Stock converted into Merger Shares pursuant to Section 1.5(a) ("Certificates"), and such former holders of TenTV Common Stock shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Loudeye with respect to any fractional Merger Shares that would have otherwise been issued to such former holders of TenTV Common Stock. In lieu of any fractional Merger Shares that would have otherwise been issued (after aggregation of all fractional shares held by any given holder), each former holder of TenTV Common Stock that would have been entitled to receive a fractional Merger Share shall, upon proper surrender of such person's Certificate, receive cash equal to the product of (i) the applicable Merger Share fraction multiplied by (ii) $.39.

1.6     Surrender of Certificates.

          (a)     Exchange Agent.  Loudeye's transfer agent shall act as the exchange agent (the "Exchange Agent") in the Merger.

          (b)     Loudeye to Provide Common Stock.  Promptly following the Effective Time, and subject to Section 1.5(c)(ii), Loudeye shall deliver to the Exchange Agent for exchange the Merger Shares issuable pursuant to Section 1.5 in exchange for shares of Outstanding TenTV Common Stock and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.5.

          (c)     Exchange Procedures.  Immediately after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of outstanding shares of TenTV Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.5(a), (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of any TenTV Common Stock certificate (the "Certificate") in exchange for certificates representing Merger Shares and the Merger Notes. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, Loudeye shall cause the Exchange Agent to issue and deliver to the Escrow Agent for the account of the holder of such Certificate (i) a certificate representing the number of whole Merger Shares, (ii) a Merger Note representing the aggregate Principal Amount due to such holder, and (iii) cash payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.5, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of TenTV Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of whole Merger Shares, Merger Notes and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.5.

          (d)     Distributions With Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the date of this Agreement with respect to Merger Shares with a record date after the Effective Time, or interest paid or payable with respect to the Merger Notes, will be paid to the holder of any unsurrendered Certificate with respect to the Merger Shares or Merger Notes, as applicable, represented thereby until the holder of record of such Certificate shall surrender such Certificate. After the surrender of a Certificate in accordance with this Section, the record holder thereof shall be entitled to receive the Merger Shares, the Merger Note, cash in lieu of fractional shares, and any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to the Merger Shares and any interest which theretofore had become payable with respect to the Merger Note.

          (e)     Transfers of Ownership.  If any certificate for Merger Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Loudeye or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for Merger Shares in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Loudeye or any agent designated by it that such tax has been paid or is not payable.

          (f)     No Liability.  Notwithstanding anything to the contrary in this Section 1.6, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to a holder of Merger Shares, the Merger Notes or TenTV Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.7     Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Shares, Merger Notes and cash for fractional shares, if any, as may be required pursuant to Section 1.5; provided, however, that Loudeye may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in a customary amount as indemnity against any claim that may be made against Loudeye or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.8     Dissenting Shares.

          (a)     Notwithstanding any provision of this Agreement to the contrary, the shares of any holder of TenTV Common Stock who has demanded and perfected appraisal rights for such shares in accordance with the provisions of the DGCL and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("Dissenting Shares"), shall not be converted into or represent a right to receive Loudeye Common Stock pursuant to Section 1.5, but the holder thereof shall only be entitled to such rights as are granted by the provisions of the DGCL. To the extent that TenTV is required to make any payments according to the DGCL to the holders of such Dissenting Shares, the Merger Consideration issued to or for the benefit of such holders shall immediately be delivered to Loudeye and, to the extent that the amounts paid according to the DGCL to the holders of such Dissenting Shares are in excess of the value of such Merger Consideration (as determined pursuant to this Merger Agreement), such excess amount (the "Excess Appraisal Amount") shall be deducted pro rata from the Merger Notes.

          (b)     Notwithstanding the provisions of Subsection (a) above, if any holder of shares of TenTV Common Stock who demands appraisal of such shares under the DGCL shall effectively withdraw the right to appraisal, then, as of the later of the Effective Time or the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Merger Shares, Merger Note, cash in lieu of fractional shares, and any dividends or interest set forth in Section 1.6(d) upon surrender of the Certificate(s) representing such shares or upon compliance with Section 1.7 hereof.

          (c)     TenTV shall give Loudeye (i) prompt notice of any written demands for appraisal of any shares of TenTV Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by TenTV which relate to any such demand for appraisal, and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal under the DGCL. TenTV shall not, except with the prior written consent of Loudeye, which consent shall not be unreasonably withheld or delayed and which shall be deemed given if Loudeye does not object in writing within five days following receipt of such notice, voluntarily make any payment with respect to any demands for appraisal of TenTV Common Stock or offer to settle or settle any such demands.

1.9     No Further Rights.  Immediately after the Effective Time, no TenTV Common Stock shall be deemed to be outstanding, except as otherwise contemplated by this Agreement, and holders of Certificates shall cease to have any rights with respect thereto, except as provided herein or by law.

1.10     Securities Laws Compliance.  Loudeye will issue the Merger Consideration pursuant to Section 1.5 of this Agreement pursuant to the exemption(s) from registration under Section 4(2) and/or Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and applicable exemptions under applicable state securities laws.

1.11     Additional Action.  The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either TenTV or the Merger Subsidiary, in order to consummate the transactions contemplated by this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF TENTV

          Except as specifically set forth in this Article II, for the purposes of Article II the term "TenTV" shall include TenTV and Technology Education Network, Inc., a Delaware corporation and wholly owned subsidiary of TenTV. TenTV represents and warrants to Loudeye as of the date hereof, except as set forth in TenTV's disclosure schedule attached hereto (the "TenTV Disclosure Schedule") furnished to Loudeye which Disclosure Schedule specifically identifies the relevant Section hereof or otherwise reasonably permits the identification of the relevant section, which exceptions shall be deemed to be representations and warranties as if made hereunder, as follows:

2.1     Organization, Qualification and Corporate Power.  TenTV is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of Delaware. TenTV is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a TenTV MAE (as defined below). TenTV has all requisite power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. TenTV has furnished to Loudeye complete and accurate copies of its Certificate of Incorporation and Bylaws. TenTV is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws. For purposes of this Agreement, "TenTV MAE" means a material adverse effect on the assets, business, financial condition, results of operations or future prospects of TenTV but shall not include a material adverse effect or development arising out of, related to or otherwise by virtue of changes in the economy or the streaming media industry generally.

2.2     Capitalization.  The authorized capital stock of TenTV consists of thirty million (30,000,000) shares of TenTV Common Stock, par value $.001 per share, of which, as of the date of this Agreement one thousand five hundred three (1,503) shares are issued and outstanding and no shares are held in the treasury of TenTV. The TenTV Common Stockholders (as defined below) own all the shares of TenTV Common Stock outstanding as of the date of this Agreement. Section 2.2 of the TenTV Disclosure Schedule sets forth a complete and accurate list specifying (i) all of the holders of TenTV capital stock and the number of shares of TenTV Common Stock held by each holder (the "TenTV Common Stockholders"), (ii) all outstanding Derivative Securities indicating (A) the holder thereof, (B) the number of shares of TenTV Common Stock subject thereto, and (C) the exercise price therefor, and (iii) all stock option plans and other stock or equity-related plans of TenTV. All of the issued and outstanding shares of TenTV Common Stock are, and all shares of TenTV Common Stock that may be issued upon exercise of Derivative Securities will be duly authorized, validly issued, fully paid, nonassessable and free of any outstanding preemptive rights. Other than the Derivative Securities listed in Section 2.2 of the TenTV Disclosure Schedule, (x) there are no outstanding or authorized options, warrants, rights, other convertible securities or instruments, agreements or commitments to which TenTV is a party or that are binding upon TenTV providing for the issuance or redemption of any of its capital stock. All of the Derivative Securities listed in Section 2.2 of the TenTV Disclosure Schedule shall be converted into TenTV Common Stock or terminated prior to Closing, except as set forth in such Schedule. Each of the TenTV Stock Options listed in Section 2.2 of the TenTV Disclosure Schedule shall expire and terminate ninety (90) days following the Effective Time unless exercised prior thereto. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to TenTV. There are no agreements to which TenTV is a party or by which it is bound with respect to the voting (including voting trusts or proxies), registration under the Securities Act, or sale or transfer (including agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or "drag-along" rights) of any securities of TenTV. To the "Knowledge of TenTV," there are no agreements among other parties, to which TenTV is a party and by which it is bound, with respect to the voting (including voting trusts or proxies) or sale or transfer (including agreements relating to rights of first refusal, co-sale rights or "drag-along" rights) of any securities of TenTV. All of the issued and outstanding shares of TenTV Common Stock were issued in compliance with applicable federal and state securities laws, assuming the accuracy of the representations of the purchasers thereof. Notwithstanding the foregoing or anything set forth on the TenTV Disclosure Schedule related thereto, TenTV shall remain subject to indemnification as set forth in Article V for any Damages incurred by the Loudeye Indemnified Parties relating to (i) the Series A Stock Purchase Agreement, Series A Registration Rights Agreement and documents related thereto, as such agreements may have been amended prior to the Effective Time; (ii) the Amended and Restated Series B Stock Purchase Agreements, Amended and Restated Series B Registration Rights Agreement and documents related thereto, as such agreements may have been amended prior to the Effective Time; and (iii) the Amended and Restated Series C Stock Purchase Agreements, Amended and Restated Series C Registration Rights Agreement and documents related thereto, as such agreements may have been amended prior to the Effective Time. For purposes of this Article II, the "Actual Knowledge of TenTV" or any phrase of similar import shall be deemed to refer to the actual knowledge of any executive officer or director of TenTV. For purposes of this Article II, the "Knowledge of TenTV" or any phrase of similar import shall be deemed to refer to the actual knowledge of any executive officer or director of TenTV or information that such executive officer or director should know in light of his position with TenTV.

2.3     Authorization of Merger.  TenTV has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by TenTV of this Agreement and the consummation by TenTV of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of TenTV. Without limiting the generality of the foregoing:

          (a)     the Board of Directors of TenTV, at a meeting duly called and held or by written consent, unanimously (i) determined that the Merger is fair and in the best interests of TenTV and its stockholders, (ii) adopted this Agreement in accordance with the provisions of the DGCL and (iii) directed that this Agreement and the Merger be submitted to the stockholders of TenTV for their adoption and approval and resolved to recommend that the stockholders of TenTV vote in favor of the adoption of this Agreement and the approval of the Merger;

          (b)     this Agreement has been duly and validly executed and delivered by TenTV and constitutes a valid and binding obligation of TenTV, enforceable against TenTV in accordance with its terms; and

          (c)     the affirmative vote of the holders of more than fifty percent (50%) of the shares of TenTV Common Stock that are issued and outstanding on the Record Date (as defined below), is the only vote of TenTV's stockholders in their capacity as such that is necessary to approve this Agreement, the Merger, the Certificate of Merger and the other transactions contemplated by this Agreement under applicable law, TenTV's Certificate of Incorporation, Bylaws and other charter documents, and under any agreement or contract to which TenTV is a party regarding the voting of shares of TenTV's capital stock. As used in this Section 2.3, the term "Record Date" means the record date for determining those stockholders of TenTV who are entitled to vote. The affirmative vote of holders of not less than eighty-five percent (85%) of the shares of TenTV Common Stock that were issued and outstanding on the Record Date in favor of the transactions contemplated by this Agreement has been obtained.

2.4     Noncontravention.  Except for (i) the filing of the Certificate of Merger as required by the DGCL and (ii) the third party consents required and set forth in Section 2.4 of the TenTV Disclosure Schedule, neither the execution and delivery by TenTV of this Agreement nor the consummation by TenTV of the Merger and the transactions contemplated hereby will:

          (a)     conflict with or violate any provision of the Certificate of Incorporation or Bylaws of TenTV;

          (b)     require on the part of TenTV any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a "Governmental Entity");

          (c)     conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any material contract or instrument to which TenTV is a party or by which TenTV is bound or to which any of its assets is subject that cannot be terminated within 90 days and which termination would have a TenTV MAE or cause TenTV to be obligated to pay any monetary damages;

          (d)     result in the imposition of any TenTV Security Interest (as defined below) upon any assets of TenTV;

          (e)     violate any order, writ, injunction or decree applicable to TenTV or any of its properties or assets; or

          (f)     violate any statute, rule or regulation applicable to TenTV or any of its properties or assets which violation would have a TenTV MAE.

          For purposes of this Agreement, (i) "TenTV Security Interest" means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (A) mechanic's, materialman's, and similar liens, (B) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation, and (C) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business (as defined below) of TenTV and not material to TenTV and (ii) "Ordinary Course of Business of TenTV" means the ordinary course of TenTV's business consistent with past custom and practice (including with respect to frequency and amount).

2.5     Subsidiaries.  TenTV does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association.

2.6     Financial Statements.  TenTV has provided to Loudeye (a) its audited balance sheets and statements of income, changes in stockholders' equity and cash flows as of and for its fiscal years ending December 31, 1999 and 2000, and (b) its unaudited balance sheet and statements of income, changes in stockholders' equity and cash flows for the year ending December 31, 2001 (the "Fiscal Year 2001 Financial Statements") and the ten (10) months ended October 31, 2002 (the "TenTV Most Recent Balance Sheet"). Such financial statements (collectively, the "TenTV Financial Statements") (i) have been prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP") applied on a consistent basis throughout the periods covered thereby, (ii) fairly present the financial condition, results of operations and cash flows of TenTV as of the dates thereof and for the periods referred to therein, and (iii) are consistent with the books and records of TenTV; provided, however, that the TenTV Most Recent Balance Sheet and Fiscal Year 2001 Financial Statements are subject to notes and normal recurring year-end adjustments that are not expected to be material in amount. The TenTV Most Recent Balance Sheet reflects Adjusted Working Capital in an amount consistent with historical operations for the twelve (12) months preceding the date of the Most Recent Balance Sheet and the twelve (12) months preceding the Closing Date. For the purposes of this Agreement, the term "Adjusted Working Capital" shall mean cash and cash equivalents plus (i) eligible accounts receivable less than 60 days past due and reflecting appropriate reserves plus (ii) pre-paid obligations and deposits (if any) plus (iii) other current assets, minus (iv) accounts payable and minus (v) accrued liabilities.

2.7     Absence of Certain Changes.  Since October 31, 2002, (a) to the Knowledge of TenTV, there has occurred no event or development that has had, or could reasonably be expected to have in the future, a TenTV MAE, and (b) except for this Agreement and the transactions contemplated hereby and as set forth in the TenTV Disclosure Schedule, TenTV has not:

          (a)     issued any stock, bonds or other corporate securities or any right, options or warrants with respect thereto;

          (b)     borrowed any amount, obtained any letters of credit or incurred or become subject to any liabilities;

          (c)     discharged or satisfied any TenTV Security Interest or other encumbrance or paid any obligation or liability, other than current liabilities paid in the Ordinary Course of Business of TenTV and other than current Tax liabilities;

          (d)     declared or made any payment or distribution of cash or other property to stockholders with respect to its stock, or purchased or redeemed any shares of its capital stock;

          (e)      mortgaged or pledged any of its assets or properties, or subjected them to any TenTV Security Interest or any other encumbrance;

          (f)      sold, leased, subleased, assigned or transferred any of its assets or properties, except in the Ordinary Course of Business of TenTV, or canceled any debts or claims;

          (g)     except for any severance, termination or consulting packages to which Loudeye is or will become a party or has been notified of in writing, made any changes in any employee compensation, severance or termination agreement, commitment or transaction other than routine salary increases consistent with past practice or offer employment to any individuals;

          (h)    entered into any material transaction or modified any existing transaction (other than routine change orders);

          (i)     suffered any material damage, destruction or casualty loss, whether or not covered by insurance;

          (j)     made any capital expenditures, additions or improvements or commitments for the same, except those made in the Ordinary Course of Business of TenTV and not exceeding $5,000 in the aggregate;

          (k)    entered into any transaction or operated TenTV's business, not in the Ordinary Course of Business of TenTV;

          (l)      made any change in its accounting methods or practices or ceased making accruals for Taxes, obsolete inventory, vacation and other customary accruals;

          (m)    caused to be entered into any amendment or termination of any lease, customer or supplier contract or other material contract or agreement to which it is a party, other than in the Ordinary Course of Business of TenTV;

          (n)     terminated or failed to renew, or received any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any contract or other agreement that is or was material to TenTV's business or its financial condition;

          (o)     waived any rights material to its financial or business condition that is likely to have a TenTV MAE; or

          (p)     entered into any agreement to do any of the foregoing.

2.8     Undisclosed Liabilities.  TenTV does not have any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due), that would be required to be reflected on a balance sheet or otherwise in financial statements and notes thereto prepared in accordance with GAAP, except for (a) liabilities shown or reserved against on the TenTV Most Recent Balance Sheet, (b) liabilities that have arisen since October 31, 2002 in the Ordinary Course of Business of TenTV or (c) contractual and other liabilities incurred in the Ordinary Course of Business that are not required by GAAP to be reflected on a balance sheet.

2.9     Tax Matters.

          (a)     For purposes of this Agreement, the following terms have the following meanings:

                    (i)     "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (x) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity (a "Tax Authority") responsible for the imposition of any such tax (domestic or foreign), (y) any liability for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (z) any liability for the payment of any amounts of the type described in (x) or (y) as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to indemnify any other person.

                    (ii)     "Tax Return" shall mean any return, statement, report or form (including, without limitation, estimated tax returns and reports, withholding tax returns and reports and information returns and reports) required to be filed with respect to Taxes.

          (b)     TenTV has filed or will file on a timely basis (including any extension of time granted for filing returns) all Tax Returns that it was or will be required to file on or prior to the Effective Time. All such Tax Returns were complete and accurate in all material respects when filed. TenTV has paid on a timely basis all material Taxes that were due and payable, whether or not shown on any Tax Return. The unpaid Taxes of TenTV for tax periods through the date of the TenTV Most Recent Balance Sheet do not exceed the reserves for Taxes (excluding accruals and reserves for deferred Taxes) set forth on the face (not including any notes thereto) of the TenTV Most Recent Balance Sheet. TenTV will not incur any Taxes for the period commencing on the day following the date of the TenTV Most Recent Balance Sheet and the Effective Time other than Taxes incurred in the ordinary course of business as consistently conducted prior to the date of the TenTV Most Recent Balance Sheet. There are no Security Interests on any of the assets of an Acquired Company that arose in connection with any failure (or alleged failure) to pay any material amount of Tax.

          (c)     TenTV has withheld and paid all material Taxes which were required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

          (d)     TenTV has delivered to Loudeye complete and accurate copies of all federal income Tax Returns for taxable years ending on December 31, 1999 through December 31, 2001, and all related examination reports and statements of deficiencies assessed against or agreed to by TenTV. The federal income Tax Returns of TenTV have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in Section 3.9(c) of the TenTV Disclosure Schedule. TenTV has delivered or made available to Loudeye complete and accurate copies of all other Tax Returns of TenTV, together with all related examination reports and statements of deficiency for all periods from and after incorporation. There is no pending material dispute or claim concerning any Tax liability claimed or raised by any Tax Authority in writing and no director, officer or employee responsible for Tax matters of TenTV has received a communication from any Tax Authority, whether written or oral, indicating that Target is or may be subject to an audit, inquiry or other proceeding. No claim has been made by an authority in a jurisdiction where Tax Returns are not filed that a material amount of Taxes may be due in that jurisdiction or that Tax Returns may be required. TenTV is not currently the beneficiary of any extension of time within which to file any Tax Return. TenTV has not waived or extended any statute of limitations on the assessment of Taxes which is currently in effect. TenTV has not filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

          (e)     TenTV has not been nor will be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Internal Revenue Code of 1986, as amended (the "Code") or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Effective Time.

          (f)     TenTV has not ever been a member of a consolidated, combined, unitary or aggregate group of which TenTV was not the ultimate or common parent corporation. TenTV does not have any liability for the Taxes of any other person or entity under Treasury Regulation Section 1.1502-6, any comparable provision of local, state or foreign Tax laws, as a transferee or successor, by contract, or otherwise. TenTV is not and has never been a party to any Tax sharing or allocation agreement.

          (g)     TenTV is not obligated to make any payment which would be an "excess parachute payment" within the meaning of Section 280G of the Code. TenTV is not a "consenting corporation" within the meaning of Section 341(f) of the Code, and none of its assets is subject to an election under Section 341(f) of the Code. TenTV is not and has not been during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

2.10     Title to Assets.  TenTV has good and valid title to, or valid leasehold interest in, all material tangible assets and properties, real, personal and mixed, used or held for use in TenTV's business as presently conducted and as presently proposed to be conducted. To the Knowledge of TenTV and subject to any warranty claims available to TenTV, each such material tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used. No asset of TenTV (tangible or intangible) is subject to any TenTV Security Interest or any other encumbrances other than any encumbrances that may exist on leased office equipment.

2.11     Real Property.  TenTV does not own, and has never owned, any real property. Section 2.11 of the TenTV Disclosure Schedule lists the only real property leased by or subleased to TenTV ( the "TenTV Leased Property"). TenTV has delivered to Loudeye a complete and accurate copy of the lease (the "TenTV Lease") for each TenTV Leased Property. Each TenTV Lease is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. Neither TenTV nor to the Knowledge of TenTV, the other party to any TenTV Lease is in breach or violation of, or default under, any TenTV Lease, and no event has occurred, is pending or, to the Knowledge of TenTV, is threatened, that, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by TenTV or, to the Knowledge of TenTV, the other party to any TenTV Lease under such lease.

2.12     Intellectual Property.

          (a)     TenTV owns, is licensed or otherwise possesses legally enforceable rights to use all of its Intellectual Property (as defined below) that is required or necessary for the conduct of the business of TenTV as currently conducted, the absence of which, individually or in the aggregate, would have a TenTV MAE (collectively, the "TenTV Intellectual Property"). Each item of TenTV Intellectual Property will be owned or available for use by the Surviving Corporation immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. TenTV has taken all reasonable measures in light of TenTV's resources to protect the proprietary nature of each item of TenTV Intellectual Property. To the Actual Knowledge of TenTV, (a) no other person or entity has any rights to any of the TenTV Intellectual Property owned by TenTV (except pursuant to agreements or licenses specified in the TenTV Disclosure Schedule), and (b) no other person or entity is infringing, violating or misappropriating any of the TenTV Intellectual Property. For purposes of this Agreement, "Intellectual Property" means all (i) patents and patent applications, (ii) copyrights and registrations thereof, (iii) mask works and registrations and applications for registration thereof, (iv) computer software, data and documentation, (v) trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice, know-how, manufacturing and production processes and techniques, research and development information, and copyrightable works, and (vi) trademarks, service marks, trade names, domain names and applications and registrations therefor. Section 2.12 of the TenTV Disclosure Schedule lists each patent, patent application, copyright registration or application therefor, mask work registration or application therefor, and trademark, service mark, trade name and domain name, registration or application therefor, software or copyrightable works owned by TenTV. TenTV (i) is the sole and exclusive owner of, with right, title and intent in and to (free and clear of any TenTV Security Interest and any other encumbrances), the TenTV Intellectual Property or (ii) is a licensee of the TenTV Intellectual Property under valid and binding license agreements listed in Section 2.12 of the TenTV Disclosure Schedule.

          (b)     To the Actual Knowledge of TenTV, none of the TenTV Intellectual Property infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity. To the Actual Knowledge of TenTV, the TenTV Disclosure Schedule lists any complaint, claim or notice, or written threat thereof, received by TenTV alleging any such infringement, violation or misappropriation. TenTV has provided to Loudeye complete and accurate copies of all written documentation in TenTV's possession relating to (i) any such complaint, claim, notice or threat or (ii) claims or disputes known to TenTV concerning any TenTV Intellectual Property.

          (c)     The TenTV Disclosure Schedule identifies each license or other agreement (or type of license or other agreement) pursuant to which TenTV has licensed, distributed or otherwise granted any rights to any third party with respect to, any TenTV Intellectual Property.

          (d)     The TenTV Disclosure Schedule identifies each item of TenTV Intellectual Property that is owned by a party other than TenTV, and the license or agreement pursuant to which TenTV uses it (excluding any license that does not cost more than $5,000 up to an aggregate of $15,000 and off-the-shelf software programs licensed by TenTV pursuant to "shrink wrap" licenses).

          (e)     TenTV has not disclosed the source code for any of the software owned by it (the "TenTV Software") to any person or entity, except pursuant to confidentiality agreements covering such disclosure, and TenTV has taken reasonable measures to prevent disclosure of such source code, other than as a consequence of conducting business on the Internet in the ordinary course.

          (f)     The execution and delivery of this Agreement by TenTV and the consummation of the transactions contemplated hereby, will neither cause TenTV to be in violation or default under any license, sublicense or agreement listed in Section 2.12 of the TenTV Disclosure Schedule, excluding any license that does not cost more than $5,000 up to an aggregate of $15,000 and off-the-shelf software programs licensed by TenTV pursuant to "shrink wrap" licenses, or entitle any other party to any such license, sublicense or agreement to terminate, charge additional fees or costs, or modify such license, sublicense or agreement.

          (g)     All of the copyrightable materials owned by TenTV (including the TenTV Software) have been created by employees of TenTV or its predecessors within the scope of their employment by TenTV or its predecessors or by independent contractors of TenTV who have executed agreements expressly assigning all right, title and interest in such copyrightable materials to TenTV. No portion of such copyrightable materials was jointly developed with any third party.

2.13     Contracts.

          (a)     The TenTV Disclosure Schedule lists the following agreements (written or, to the Knowledge of TenTV, oral) to which TenTV is a party:

                    (i)     any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments;

                    (ii)     any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) that calls for performance over a period of more than ninety (90) days, or (B) in which TenTV has granted reseller, cosale, referral or any similar rights, manufacturing rights, "most favored nation" pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

                    (iii)     any agreement establishing a partnership or joint venture;

                    (iv)     any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for borrowed money (including capitalized lease obligations) or under which it has imposed (or may impose) a TenTV Security Interest on any of its assets, tangible or intangible;

                    (v)     any agreement concerning confidentiality or noncompetition, other than customary nondisclosure agreements entered into in the Ordinary Course of Business of TenTV;

                    (vi)     any employment or consulting agreement;

                    (vii)     any agreement involving any officer, director or stockholder of TenTV or any other affiliate (an "Affiliate"), as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of TenTV;

                    (viii)     any agreement that contains any provisions requiring TenTV to indemnify any other party thereto (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business); and

                    (ix)     any other agreement (or group of related agreements) not entered into in the Ordinary Course of Business of TenTV and that cannot be terminated within 30 days, which termination would cause TenTV to be obligated to pay any monetary damages;

          (b)     TenTV has delivered to Loudeye, or provided Loudeye access to, a complete and accurate copy of each agreement listed in Sections 2.12 and 2.13 of the TenTV Disclosure Schedule. With respect to each agreement so listed that is material to the current operation of TenTV's business: (i) the agreement is legal, valid, binding, and, to the Knowledge of TenTV, enforceable, and in full force and effect; (ii) the Merger and/or the transactions contemplated hereby will not cause the agreement to be illegal, invalid, non-binding and/or unenforceable immediately following the Closing on the same terms thereof as in effect immediately prior to the Closing; and (iii) neither TenTV nor, to the Knowledge of TenTV, any other party is in material breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the Knowledge of TenTV, is threatened, that, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by TenTV or, to the Knowledge of TenTV, any other party under such contract.

2.14     Accounts Receivable.  All accounts receivable of TenTV reflected on the TenTV Most Recent Balance Sheet are valid receivables subject to no setoffs or counterclaims, have arisen in the Ordinary Course of Business of TenTV and, to the Knowledge of TenTV, are current and collectible (within a reasonable period of time after the date on which they first became due and payable), net of the applicable reserve for bad debts on the TenTV Most Recent Balance Sheet.

2.15     Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of TenTV.

2.16     Insurance.  Section 2.16 of the TenTV Disclosure Schedule lists each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which TenTV is a party. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. To the Knowledge of TenTV, all premiums due and payable under all such policies have been paid, TenTV may not be liable for retroactive premiums, and TenTV is otherwise in compliance in all material respects with the terms of such policies. To the Knowledge of TenTV there has been no threatened termination of, or material premium increase with respect to, any such policy, other than any increases affecting the insurance industry as a whole.

2.17     Litigation.  There is no action, suit, proceeding, claim, arbitration or investigation (an "TenTV Legal Proceeding") that is pending or, to the Knowledge of TenTV, has been threatened against TenTV or questioning the validity of the transactions contemplated by this Agreement. To the Knowledge of TenTV, there is no basis for any such TenTV Legal Proceeding that, if determined adversely to TenTV, would have a TenTV MAE, except as set forth in a writing delivered to Loudeye at Closing.

2.18     Warranties.  No product or service manufactured, sold, leased, licensed or delivered by TenTV is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (i) the applicable standard terms and conditions of sale or lease of TenTV, and (ii) manufacturers' warranties for which TenTV has no liability.

2.19     Employees.

          (a)     Section 2.19 of the TenTV Disclosure Schedule contains a list of all employees of TenTV along with the position and the annual rate of compensation of each such person. Each such employee has entered into a confidentiality/assignment of inventions agreement with TenTV, a form of which has previously been delivered to Loudeye or access has been offered to Loudeye. Section 2.19 of the TenTV Disclosure Schedule contains a list of each employee of TenTV, who is a party to a non-competition agreement or an employment agreement with TenTV, and copies of such agreements have previously been delivered to Loudeye. To the Knowledge of TenTV, no key employee listed in Section 2.19(a) of the TenTV Disclosure Schedule has any plans to terminate employment with TenTV before or as a result of the Merger.

          (b)     TenTV is not a party to or bound by any collective bargaining agreement, nor has TenTV experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. TenTV has no Knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to its employees.

          (c)     TenTV has complied with all applicable laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining, discrimination against race, color, national origin, religious creed, physical or mental disability, sex, age, ancestry, medical condition, marital status or sexual orientation, and the withholding and payment of social security and other taxes. There is no investigation of TenTV's employment policies or practices by any governmental or regulatory authority pending or to the Knowledge of TenTV, threatened.

2.20     Employee Benefits.

          (a)     For purposes of this Agreement, the following terms shall have the following meanings:

                    (i)     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                    (ii)     "Employee Benefit Plan" means any "employee pension benefit plan" (as defined in Section 3(2) of ERISA), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement providing for direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation (other than normal base salary amounts) or post-retirement compensation.

                    (iii)     "TenTV ERISA Affiliate" means any entity that is, or at any applicable time was, a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (D) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included TenTV.

          (b)     Section 2.20 of the TenTV Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans maintained, or contributed to, by TenTV or any TenTV ERISA Affiliate since January 1, 1996. Complete and accurate copies of (i) all existing Employee Benefit Plans that have been reduced to writing, (ii) written summaries of all unwritten Employee Benefit Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R and (for all funded plans) all plan financial statements for the last five plan years for each Employee Benefit Plan, have been delivered or made available to Loudeye. Each Employee Benefit Plan has been administered in all material respects in accordance with its terms and each of TenTV and the TenTV ERISA Affiliates has in all material respects met its obligations with respect to such Employee Benefit Plan and has made all required contributions thereto. TenTV, each TenTV ERISA Affiliate and each Employee Benefit Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980B of the Code, Subtitle K, Chapter 100 of the Code, and Sections 601 through 608 and Section 701 et seq. of ERISA). All filings and reports as to each Employee Benefit Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted.

          (c)     There are no TenTV Legal Proceedings (except claims for benefits payable in the normal operation of the Employee Benefit Plans and proceedings with respect to qualified domestic relations orders) against or involving any Employee Benefit Plan or asserting any rights or claims to benefits under any Employee Benefit Plan that could give rise to any material liability.

          (d)     All the Employee Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Employee Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would be reasonably expected to adversely affect its qualification. Each Employee Benefit Plan that is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of, Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date.

          (e)     Neither TenTV nor any TenTV ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

          (f)     At no time has TenTV or any TenTV ERISA Affiliate been obligated to contribute to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA).

          (g)     There are no obligations under any Employee Benefit Plan providing benefits after termination of employment to any employee of TenTV (or to any beneficiary of any such employee), that either have not been funded (including through the purchase of insurance), or that will not be funded within the periods required by ERISA or the Code, including retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law and insurance conversion privileges under state law. The assets of each Employee Benefit Plan that is funded are reported at their fair market value on the books and records of such Employee Benefit Plan.

          (h)     No act or omission has occurred and no condition exists with respect to any Employee Benefit Plan maintained by TenTV or any TenTV ERISA Affiliate that would subject TenTV or any TenTV ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Employee Benefit Plan.

          (i)     No Employee Benefit Plan is funded by, associated with or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code.

          (j)     Each Employee Benefit Plan is amendable and terminable unilaterally by TenTV at any time without liability (except to the extent ERISA or the Code imposes full funding or vesting requirements upon such amendment or termination) to TenTV as a result thereof and no Employee Benefit Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits TenTV from amending or terminating any such Employee Benefit Plan, except that such Employee Benefit Plans may prohibit TenTV from amending or terminating the Employee Benefit Plans in a manner that adversely affects or harms employees and participants.

          (k)     Except for any arrangements or agreements to which Loudeye is or will be made a party, the TenTV Disclosure Schedule discloses each:

                    (i)     agreement with any stockholder, director, executive officer or other key employee of TenTV (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving TenTV of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee;

                    (ii)     agreement, plan or arrangement under which any person may receive payments from TenTV that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person's "parachute payment" under Section 280G of the Code; and

                    (iii)     agreement or plan binding TenTV, including any stock option plan, stock appreciation right plan, restricted Option Plan, stock purchase plan, severance benefit plan or Employee Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

          (l)      The TenTV Employee Handbook (a copy of which has been made available to Loudeye) sets forth the policies of TenTV with respect to accrued vacation, accrued sick time and earned time-off and the amount of such liabilities as of October 31, 2002.

          (m)     Each unvested TenTV Stock Option shall accelerate upon Closing and all TenTV Stock Options that remain unexercised shall expire ninety (90) days after Closing.

2.21     Environmental Matters  TenTV has complied with all applicable Environmental Laws (as defined below), except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have a TenTV MAE. There is no pending or, to the Knowledge of TenTV, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving TenTV, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that, individually or in the aggregate, have not had and would not reasonably be expected to have a TenTV MAE. For purposes of this Agreement, "Environmental Law" means any federal, state or local law, statute, rule or regulation or the common law relating to the environment or occupational health and safety, including any statute, regulation, administrative decision or order pertaining to: (i) treatment, storage, disposal, generation and transportation of industrial, toxic or hazardous materials or substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of industrial, toxic or hazardous materials or substances, or solid or hazardous waste, including emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine life and wetlands, including all endangered and threatened species; (vi) storage tanks, vessels, containers, abandoned or discarded barrels, and other closed receptacles; (vii) health and safety of employees and other persons; and (viii) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of materials regulated under any law as pollutants, contaminants, toxic or hazardous materials or substances or oil or petroleum products or solid or hazardous waste. As used above, the terms "release" and "environment" shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA").

2.22     Legal Compliance  TenTV is, and the conduct and operations of its business is, in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a TenTV MAE.

2.23     Customers and Suppliers.  Section 2.23 of the TenTV Disclosure Schedule sets forth a list of (a) each customer that accounted for more than five percent (5%) of the revenues of TenTV during the last full fiscal year and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product to TenTV. No such customer or supplier has informed TenTV in writing or in a definitive verbal communication within the past year that it will stop, or decrease the rate of, buying products or supplying products, as applicable, to TenTV. No unfilled customer order or commitment obligating TenTV to process, manufacture or deliver products or perform services will result in a loss to TenTV, upon completion of performance.

2.24     Permits.  The TenTV Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders or approvals from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) ("TenTV Permits") issued to or held by TenTV. Such listed TenTV Permits are the only TenTV Permits that are required for TenTV to conduct its business as presently conducted, except for those the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a TenTV MAE. Each such TenTV Permit is in full force and effect and, to the Knowledge of TenTV, no suspension or cancellation of such TenTV Permit is threatened and there is no basis for believing that such TenTV Permit will not be renewable upon expiration.

2.25     Certain Business Relationships With Affiliates.  No Affiliate of TenTV (a) owns any property or right, tangible or intangible, that is used in the business of TenTV, or (b) owes any money to, or is owed any money by, TenTV. The TenTV Disclosure Schedule describes any transactions between TenTV and any Affiliate thereof that have occurred or existed since December 31, 1999.

2.26     Brokers' Fees.  TenTV has not retained any broker in connection with the transactions contemplated hereunder. Loudeye has, and will have, no obligation to pay any broker's, finder's investment banker's, financial advisor's or similar fee in connection with this Agreement or the transactions contemplated hereby by reason of any action taken by or on behalf of TenTV. TenTV is not obligated to pay any finders, brokers, investment or change of control fees (other than to employees in connection with their employment arrangements).

2.27     Books and Records.  The minute book and other similar records of TenTV contain complete and accurate records of all material actions taken at any meetings of TenTV's stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting.

2.28     Disclosure.  No representation or warranty by TenTV contained in this Agreement, and no statement contained in the TenTV Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of TenTV delivered at the Closing, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading. To the Actual Knowledge of TenTV, TenTV has disclosed to Loudeye all material information specific to TenTV relating to the business of TenTV and the transactions contemplated by this Agreement. TenTV makes no representations or warranties other than those contained in this Agreement or the TenTV Disclosure Schedule.

2.29     TenTV Stockholders' Representative.  TenTV and the Approving TenTV Stockholders have designated Crest Communications Holdings LLC (or its designated Affiliate) as its representative (the "TenTV Stockholders' Representative"). The TenTV Stockholders' Representative has full power and authority to represent, act for and bind the Approving TenTV Stockholders on all matters requiring such representation and action under this Agreement and the Escrow Agreement, and the transactions contemplated hereby and thereby.

2.30     Reverse Stock Split; Short Form Merger.  TenTV had all requisite corporate power and authority to undertake, and satisfied all requirements of applicable law in connection with, all corporate actions and transactions undertaken by it prior to the date hereof, including without limitation the reverse stock split consummated by TenTV on November 19, 2002 and the Merger pursuant to Section 251 of the D.G.C.L. dated November 19, 2002.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS
OF LOUDEYE AND MERGER SUBSIDIARY

          Each of Loudeye and Merger Subsidiary represents and warrants to TenTV as of the date hereof, except as set forth in Loudeye's disclosure schedule furnished to TenTV which Disclosure Schedule specifically identifies the relevant Section hereof or otherwise reasonably permits the identification of the relevant section, which exceptions shall be deemed to be representations and warranties as if made hereunder, as follows:

3.1     Organization, Qualification and Corporate Power.  Loudeye is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of Delaware and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Loudeye is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Loudeye MAE (as defined below). Loudeye has all requisite corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. Loudeye has furnished to TenTV complete and accurate copies of its Certificate of Incorporation and Bylaws. Loudeye is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws. For purposes of this Agreement, "Loudeye MAE" means a material adverse effect on the assets, business, financial condition, results of operations or future prospects of Loudeye but shall not include a material adverse effect or development arising out of, related to or otherwise by virtue of changes in the economy generally or a decline in the market price of Loudeye's securities in the capital markets.

3.2     Valid Issuance of Loudeye Common Stock.  The Merger Shares and the Loudeye Common Stock into which the Merger Notes are convertible will be, when issued, duly authorized, validly issued, fully paid and nonassessable, and, assuming the accuracy of the representations of TenTV herein and of the TenTV's Stockholders in the Investor Representation Statements (as defined herein), shall be issued in compliance with all applicable federal and state securities laws.

3.3     Authorization of Merger.  Each of Loudeye and Merger Subsidiary has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Loudeye and Merger Subsidiary of this Agreement and the consummation by Loudeye and Merger Subsidiary of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Loudeye and Merger Subsidiary. Without limiting the generality of the foregoing:

          (a)     the Board of Directors of Loudeye, at a meeting duly called and held or by written consent, unanimously (i) determined that the Merger is fair and in the best interests of Loudeye and its stockholders, and (ii) adopted this Agreement in accordance with the provisions of the DGCL;

          (b)     this Agreement has been duly and validly executed and delivered by Loudeye and constitutes a valid and binding obligation of Loudeye, enforceable against Loudeye in accordance with its terms;

          (c)     none of the execution of this Agreement by Loudeye or Merger Subsidiary or of any other Transaction Documents to which Loudeye or Merger Subsidiary is or will become a party or the consummation of the transactions contemplated hereby or thereby will require any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State, and (ii) based in part upon the representations of the stockholders of TenTV immediately preceding the Closing (the "TenTV Stockholders") in the Investor Representation Statements such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, which may be made or obtained after the Closing.

3.4     Noncontravention.  Except for (i) the filing of the Certificate of Merger as required by the DGCL, (ii) any filings required under the Federal Securities Laws, (iii) any filings required under State Blue Sky laws, (iv) notification filings required by NASDAQ, and (v) the third party consents required and set forth in Section 3.4 of the Loudeye Disclosure Schedule, neither the execution and delivery by Loudeye of this Agreement nor the consummation by Loudeye and the Merger Subsidiary of the transactions contemplated hereby will:

          (a)     conflict with or violate any provision of the Certificate of Incorporation or Bylaws of Loudeye or the Merger Subsidiary;

          (b)     require on the part of Loudeye or the Merger Subsidiary any filing with, or any permit, authorization, consent or approval of any Governmental Entity;

          (c)     conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any material contract or instrument to which Loudeye or the Merger Subsidiary is a party or by which Loudeye or the Merger Subsidiary is bound or to which any of its assets is subject, which would have a Loudeye MAE;

          (d)     violate any order, writ, injunction or decree applicable to Loudeye or the Merger Subsidiary or any of its properties or assets; or

          (e)     violate any statute, rule or regulation applicable to Loudeye or the Merger Subsidiary or any of its properties or assets which violation would have a Loudeye MAE.

3.5     SEC Filings; Financial Statements.

          (a)     Loudeye has timely filed with the Securities and Exchange Commission (the "SEC") and made available to TenTV or its representatives all forms, reports and documents, filed by Loudeye with the SEC since December 22, 1999 (the "Loudeye SEC Reports") except for those SEC Reports the absence of which would not have a Loudeye MAE. The Loudeye SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements under the Securities Act, and (ii) did not at the time they were filed (or if amended or superceded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Loudeye SEC Report or necessary in order to make the statements in such Loudeye SEC Report, in the light of the circumstances under which they were made, not misleading.

          (b)     Each of the financial statements (including, in each case, any related notes) contained in the Loudeye SEC Reports (i) complied as to form in all material respects with applicable accounting requirements and the applicable published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements, or, in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), (iii) fairly present the consolidated position of Loudeye as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount, and (iv) are consistent with the books and records of Loudeye.

3.6     Litigation.  For purposes of this Article III, the "Actual Knowledge of Loudeye" or any phrase of similar import shall be deemed to refer to the actual knowledge of any executive officer or director of Loudeye. For purposes of this Article III, the "Knowledge of Loudeye" or any phrase of similar import shall be deemed to refer to the actual knowledge of any executive officer or director of Loudeye or information that such executive officer or director should know in light of his position with Loudeye.

There is no action, suit, proceeding, claim, arbitration or investigation (a "Loudeye Legal Proceeding") that is pending or, to the Actual Knowledge of Loudeye, has been threatened against Loudeye or questioning the validity of the transactions contemplated by this Agreement, which was not included in the most recent Loudeye SEC Reports, or that that if determined adversely to Loudeye would have a Loudeye MAE, except as set forth in a writing delivered to TenTV at Closing.

3.7     Legal Compliance.  Loudeye is, and the conduct and operations of its business is, in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Loudeye MAE.

3.8     Brokers' Fees.  Loudeye has not retained any broker in connection with the transactions contemplated by this Agreement.

3.9     Interim Operations of Merger Subsidiary.  The Merger Subsidiary was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities other than as contemplated by this Agreement. The Merger Subsidiary has no liabilities of any kind contingent or otherwise.

3.10     No Vote Required By NASD.  The transactions contemplated under this Agreement do not and will not, with or without the passage of time, unless and only to the extent that Loudeye elects to redeem the Merger Notes in exchange for Loudeye Common Stock, require a vote of the Loudeye common stockholders.

3.11     Undisclosed Liabilities.  To the Actual Knowledge of Loudeye, Loudeye does not have any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due), that would be required to be reflected on a balance sheet or otherwise in financial statements and notes thereto prepared in accordance with GAAP, except for (i) liabilities shown or reserved against on the balance sheet or in the related notes to consolidated financial statements included in Loudeye's Annual Report on Form 10-K for the year ended December 31, 2001, (ii) liabilities disclosed in the Loudeye SEC Reports filed subsequent to such Annual Report on Form 10-K, (iii) liabilities that have arisen subsequent to such Annual Report on Form 10-K in the Ordinary Course of Business of Loudeye, or (iv) contractual and other liabilities incurred in the Ordinary Course of Business that are not required by GAAP to be reflected on a balance sheet which would have a Loudeye MAE. Since Loudeye's most recent SEC Report, Loudeye has not granted a security interest that would constitute a default under Section 3(i) of the Merger Notes.

3.12     Disclosure.  No representation or warranty by Loudeye or the Merger Subsidiary contained in this Agreement, and no statement contained in the Loudeye Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of Loudeye or the Merger Subsidiary pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading. Loudeye and the Merger Subsidiary make no representations or warranties other than those contained in this Agreement or the Loudeye Disclosure Schedule.

3.13     [Reserved]

3.14     Covenants of Loudeye.

          (a)     The benefits provided to the employees of TenTV immediately following the Effective Time shall be substantially similar to the benefits provided to such employees immediately prior to the Effective Time.

          (b)     The Surviving Corporation or a successor entity and Loudeye will indemnify the persons who served as officers and directors of TenTV immediately prior to the Effective Time to the extent of the indemnification provided to such officers and directors under TenTV's charter and bylaws in force immediately prior to the Effective Time for a period of three (3) years.

          (c)     Loudeye shall cause to be paid the premium cost to provide directors' and officers' liability insurance and indemnification policies to be maintained for a period of one (1) year from the expiration of TenTV's current policy term to the extent that such policy provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of TenTV on the date of this Agreement. Loudeye will not take any action to modify or cancel such D&O Insurance. Loudeye shall have no obligation to procure such D&O Insurance, but shall cooperate with the designee of the officer and directors of TenTV immediately preceding the Effective Time to assist it to procure such D&O Insurance.

          (d)     As of the Effective Time, the Merger Shares will represent at least 19.9% of the outstanding Loudeye Common Stock determined immediately preceding the Effective Time.

          (e)     Upon Closing, Loudeye's Board of Directors (the "Board") shall appoint (i) a Class II Director to the Board designated by the TenTV Stockholders' Representative, and (ii) one individual designated by the TenTV Stockholders' Representative who will possess observer rights with respect to regular and special meetings of the Board. Subject to any written agreement between the TenTV Stockholders' Representative and Loudeye and to a vote of the Loudeye stockholders to the contrary, such Class II Director shall serve until the TenTV Stockholders hold, in the aggregate, less than Ten Percent (10%) of the issued and outstanding Loudeye Common Stock, but in any event no sooner than December 31, 2003 and no later than December 31, 2004. Such observer rights will be limited to regular or special meetings of the Board but will not extend to Executive sessions or meetings of committees of the Board. Subject to the contrary vote of the Loudeye stockholders, the Board shall not take any action to remove such Class II Director or to revoke such observer rights.

ARTICLE IV
DELIVERIES AT CLOSING

4.1     Deliveries by TenTV.

          At the Closing, TenTV shall deliver or cause to be delivered to Loudeye unless waived in writing by Loudeye:

          (a)     Evidence that the warrants held by (i) Crest Communication Partners II, L.P.; (ii) Crest Communications Holdings LLC; (iii) Charles Schwab & Co. f/b/o Kurt R. Krauss, IRA; (iv) Cooke LLC; and (v) Michael H. Acheson Trust UTA 5-7-73, Bank of NY, Trustee were converted into TenTV Common Stock or terminated and canceled prior to Closing;

          (b)     A completed and executed Investor Representation Statement, in the form annexed hereto as Exhibit B (the "Investor Representation Statement") from each TenTV Stockholder for the purpose of confirming the availability of an exemption from registration under the Securities Act for the issuance by Loudeye of shares of Loudeye Common Stock pursuant to this Agreement and the transactions contemplated hereby;

          (c)     All third party consents or approvals required by TenTV's contracts, agreements, law or other obligations in connection with the consummation of the transactions contemplated by this Agreement;

          (d)     A written resignation from each member of the TenTV Board of Directors and from each officer of TenTV, effective at the Effective Time;

          (e)     [reserved];

          (f)     An executed counterpart by each of the persons referenced in a side letter to be delivered at the signing of this Agreement to certain separation and employment agreements attached to said side letters;

          (g)     [reserved];

          (h)     TenTV shall have delivered to Loudeye and the Merger Subsidiary a certificate (the "TenTV Certificate") in the form of Exhibit C attached hereto to the effect that (i) TenTV has terminated or converted all Derivative Securities into TenTV Common Stock other than those set forth on Schedule 1.5 to the TenTV Disclosure Schedule; (ii) this Agreement, the Merger and all the other documents to be delivered hereunder will have been duly and validly approved and adopted, as required by applicable law, by TenTV's Board of Directors, and (iii) the valid and affirmative vote of not less than eighty-five (85%) of the outstanding shares of TenTV's capital stock entitled to vote thereon has been obtained and no more than fifteen percent (15%) of the shares of TenTV's capital stock shall be eligible to exercise any dissenter's appraisal rights under the DGCL with respect to the Merger;

          (i)      Loudeye shall have received a certificate of TenTV's Secretary in the form of Exhibit D attached hereto, certifying as of the Closing Date (i) a true and complete copy of the Certificate of Incorporation of TenTV certified as of a recent date by the Secretary of State of Delaware and the Bylaws of TenTV, (ii) a certificate of each appropriate Secretary of State certifying the good standing of TenTV in its state of incorporation and all states in which it qualified to do business, (iii) a true and complete copy of the resolutions of the Board of Directors of TenTV and the resolutions of the TenTV Common Stockholders, each authorizing the execution, delivery and performance of this Agreement by TenTV and (iv) incumbency matters;

          (j)      An opinion of TenTV's legal counsel in the form of Exhibit E hereto;

          (k)     Class II Director Resignation in the form of Exhibit F annexed hereto;

          (l)      Evidence that the TenTV Stockholders' Representative has been duly authorized to act on behalf of the Approving TenTV Stockholders which authorization shall continue in full force and effect until all Claims and/or Third party Claims have been fully and finally satisfied;

          (m)    A written statement of the items contemplated in Section 2.17; and

          (n)     Such other documentation as shall be reasonably requested by Loudeye to effect the transactions contemplated by this Agreement.

4.2     Deliveries by Loudeye.

          At the Closing, Loudeye shall deliver or cause to be delivered to TenTV:

          (a)     An executed counterpart of that certain Registration Rights Agreement in the form annexed hereto as Exhibit G;

          (b)     An executed counterpart by Loudeye in favor of each employee set forth in the side letter agreement referenced in Section 4.1(g) to the agreements attached thereto;

          (c)     [reserved];

          (d)     All third party consents or approvals required by Loudeye's agreements, law or other obligations in connection with the consummation of the transactions contemplated by this Agreement;

          (e)     Loudeye and the Merger Subsidiary shall have delivered to TenTV a certificate (the "Loudeye Certificate") in the form of Exhibit H attached hereto to the effect that this Agreement, the Merger and all the other documents to be delivered hereunder will have been duly and validly approved and adopted, as required by applicable law, by the Board of Directors of Loudeye and the Merger Subsidiary;

          (f)      Evidence that the TenTV Stockholders' Representative has the right to appoint a Class II member to the Loudeye Board of Directors;

          (g)     An opinion of Loudeye's legal counsel in the form of Exhibit I hereto;

          (h)     A written statement of the items contemplated in Section 3.6; and

          (i)      Such other documentation as shall be reasonably requested by TenTV to effect the transactions contemplated by this Agreement.

ARTICLE V
INDEMNIFICATION

5.1     Indemnification.

          (a)     From and after the Effective Time and subject to the limitations and time periods contained in this Article V, the TenTV Stockholders, severally and not jointly, pro rata based on relative ownership of TenTV Common Stock immediately prior to the Effective Time, will indemnify Loudeye, Loudeye's current and future affiliates, including without limitation the Surviving Corporation, the respective officers, directors, employees, agents, attorneys, accountants, advisors and representatives of such entities and the respective successors and assigns of such entities (collectively, the "Loudeye Indemnified Parties") and hold the Loudeye Indemnified Parties harmless from and against any loss, expense, liability or other damage, including reasonable attorneys' fees actually suffered or incurred by the Loudeye Indemnified Parties (collectively "Damages"), to the extent of the amount of such Damages that the Loudeye Indemnified Parties have incurred by reason of a breach by TenTV of any representation, warranty, covenant or agreement contained in this Agreement or by reason of a breach by any stockholder of TenTV or any covenant or agreement of any stockholder of TenTV contained in this Agreement.

          (b)     The TenTV Stockholders' indemnification obligations under this Article V shall not exceed the Merger Consideration, not to exceed Four Million Five Hundred Thousand Dollars ($4,500,000.00). Loudeye's right to indemnification shall be limited to the Merger Notes, Merger Shares and the consideration for which the Merger Notes are redeemable.

          (c)     From and after the Effective Time and subject to the limitations and time periods contained in this Article V, Loudeye will indemnify the TenTV Stockholders, the respective officers, directors, employees, agents, attorneys, accountants, advisors and representatives of such entities and the respective successors and assigns of such entities (collectively, the "TenTV Indemnified Parties") and hold the TenTV Indemnified Parties harmless from and against any loss, expense, liability or other damage, including reasonable attorneys' fees actually suffered or incurred by the TenTV Indemnified Parties (collectively "TenTV Damages"), to the extent of the amount of such TenTV Damages that the TenTV Indemnified Parties have incurred by reason of a breach by Loudeye of any representation, warranty, covenant or agreement contained in this Agreement or by reason of a breach by any stockholder of Loudeye or any covenant or agreement of any stockholder of Loudeye contained in this Agreement. Loudeye's indemnification obligations under this Article V shall not exceed the Merger Consideration, not to exceed Four Million Five Hundred Thousand Dollars ($4,500,000.00).

5.2     Loudeye's Right of Set-Off; Notice Procedures.

          (a)     For purposes of satisfying the TenTV's Stockholders' obligations set forth in Article V, until December 31, 2003, Loudeye shall, subject to the terms of this Section 5.2, have the right to assert a claim for set-off against the Merger Notes, or the securities into which the Merger Notes are convertible, on a pro rata basis, the amount of any Damages, in the manner and to the extent set forth herein and in the Merger Notes.

          (b)     As permitted herein, Loudeye may give written notice ("Notice") to the TenTV Stockholders' Representative and the Escrow Agent specifying in good faith and reasonable detail the nature and dollar amount of any Claim or Third Party Claim for Damages, including any reasonably anticipated Damages giving consideration to the nature and complexity of the Claim or Third Party Claim, it may have under Article V, and state therein the aggregate amount of the Merger Notes, or the securities into which the Merger Notes are convertible, that may be set-off in satisfaction of such Claim or Third Party Claim. Any Notice shall be given within thirty (30) days following receipt by Loudeye of the facts giving rise to such Claim or Third Party Claim. Loudeye may make more than one Claim or Third Party Claim with respect to any underlying statement of facts. If the TenTV Stockholders' Representative gives written notice to Loudeye and the Escrow Agent stating that it disputes the Claim or Third Party Claim and sets forth with reasonable detail the basis of such dispute (a "Counter-Notice") within thirty (30) days following receipt of the Notice regarding such Claim or Third Party Claim, then the Escrow Agent shall have no obligation to make payment in connection with the amount of the Claim or Third Party Claim until such time as the Claim or Third Party Claim is resolved as provided herein. If no Counter-Notice is received by Loudeye and the Escrow Agent within such thirty (30) days, then the dollar amount of the Claim or Third Party Claim set forth by Loudeye in its Notice shall be deemed established for purposes of this Agreement and the Merger Notes.

          (c)     If a Counter-Notice is given with respect to a Claim or Third Party Claim within the required thirty (30) day period, then the Principal Amount of the Merger Notes shall be determined only in accordance with: (i) joint written instructions of Loudeye and the TenTV Stockholders' Representative; or (ii) a final determination from a court of competent jurisdiction regarding payment of any Claim or Third Party Claim.

          (d)     The parties agree to treat all payments and set-off amounts resulting from the application of this Article V as adjustments to the purchase price paid for the TenTV Common Stock in the Merger, and the parties will not take any position inconsistent with such treatment on any Tax Return.

5.3     Damage Limitations.

          (a)     (i) Notwithstanding anything contained in the Agreement to the contrary, the TenTV Stockholders shall have no liability under this Article V, and Loudeye may not deduct any amounts for Damages from the Merger Notes and/or the Merger Shares, unless and until the aggregate amount of Loudeye's Damages exceeds $50,000; provided, however, that once the aggregate amount of Loudeye's Damages exceeds $50,000, Loudeye shall be entitled to deduct the full amount of Damages from the first dollar pro rata from the Merger Notes, and, if no Principal Amount or accrued interest is outstanding under the Merger Notes, the Merger Shares.

                    (ii) Notwithstanding anything contained in the Agreement to the contrary, Loudeye shall have no liability under this Article V unless and until the aggregate amount of the TenTV Stockholders' Damages exceeds $50,000; provided, however, that once the aggregate amount of the TenTV Stockholders' Damages exceeds $50,000, the TenTV Stockholders' shall be entitled to recover the full amount of Damages from the first dollar.

          (b)     In order to collect the Damages, if any, to which the Loudeye Indemnified Parties are entitled to indemnification, (i) first, Loudeye shall set-off the amount of such Damages pro rata against the Merger Notes pursuant to Section 5.2, and (ii) if the amount of such Damages exceeds the value of the Merger Notes, Loudeye shall then set-off the remaining amount of such Damages pro rata against the Merger Shares (the value of such Merger Shares shall be the Closing Price (as appropriately adjusted for any stock split, stock dividend, reverse stock split or similar event)).

          (c)     (i) Loudeye's right to set-off and indemnification set forth in Sections 5.1 and 5.2 shall be Loudeye's sole recourse with respect to any breach by TenTV of any representation, warranty, covenant or agreement contained in this Agreement or by reason of a breach by any TenTV Stockholder of any covenant or agreement of any TenTV Stockholder contained in this Agreement; provided however, that Loudeye's right to indemnification will not be limited with respect to TenTV's or any TenTV Stockholder's fraudulent acts or omissions.

                    (ii) The TenTV Stockholders' right to indemnification set forth in Section 5.1 shall be the TenTV Stockholders' sole recourse with respect to any breach by Loudeye or Merger Subsidiary of any representation, warranty, covenant or agreement contained in this Agreement; provided however, that the TenTV Stockholders' right to indemnification will not be limited with respect to Loudeye's fraudulent acts or omissions.

5.4     Indemnification Period.

          The indemnification period and right of set-off shall terminate in each case, at 5:00 p.m. Pacific Time on December 31, 2003 (the "Indemnification Period").

5.5     Indemnification Claims.

          (a)     Promptly after (i) receipt (and in any event within thirty (30) days after receipt) by Loudeye of notice from a third party of any matter (a "Third Party Claim") that may give rise to a claim for indemnification under Article V, or (ii) becoming aware of any fact that would, if proven, give rise to a claim for indemnification by Loudeye (a "Claim"), Loudeye shall give Notice to the TenTV Stockholders' Representative of such Claim or Third Party Claim, as applicable, which Notice shall include a description in reasonable detail of the facts constituting the basis for such Claim or Third Party Claim, as applicable, and the amount of the claimed Damages; provided that the delay or failure to furnish Notice will not relieve the TenTV Stockholders of any liability that they may have to Loudeye, except to the extent that the TenTV Stockholders' Representative demonstrates that the defense of such action is materially prejudiced by such delay or failure to give such Notice (in which case the TenTV Stockholders shall not have any liability incurred as a result of the delay). The TenTV Stockholders' Representative shall be the designated representative of the TenTV Stockholders and timely written notice to the TenTV Stockholders' Representative shall be deemed sufficient notice to all TenTV Stockholders under this Agreement.

          (b)     The TenTV Stockholders' Representative will be entitled to participate in the defense of any Third Party Claim and, to the extent that it wishes (unless the TenTV Stockholders' Representative fails to provide reasonable assurance to Loudeye of its financial capacity to defend the Third Party Claim and provide indemnification with respect to such Third Party Claim), to assume and conduct the defense of such Third Party Claim with counsel of its choice reasonably satisfactory to Loudeye and, after notice from the TenTV Stockholders' Representative to Loudeye of its election to assume the defense of such Third Party Claim, the TenTV Stockholders' Representative will not be liable to Loudeye under this Article V for any fees of other counsel or any other expenses with respect to the defense of such Third Party Claim, in each case subsequently incurred by Loudeye in connection with the defense of such Third Party Claim. If the TenTV Stockholders' Representative assumes the defense of a Third Party Claim, (i) no compromise or settlement of such Third Party Claim may be effected by the TenTV Stockholders' Representative without Loudeye's prior written consent (not to be unreasonably withheld) unless the sole relief provided is monetary damages, and (ii) Loudeye will have no liability with respect to any compromise or settlement of such Third Party Claim effected without its prior written consent (not to be unreasonably withheld).

          (c)     Notwithstanding the foregoing, if the Third Party Claim is brought by a then current customer, vendor or partner of Loudeye or Surviving Corporation, and Loudeye determines in good faith that there is a reasonable probability that a Third Party Claim for which it is entitled to indemnification under Article V would adversely affect it or its affiliates, other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, Loudeye shall, by notice to the TenTV Stockholders' Representative within thirty (30) days following the date Loudeye is first notified of such Third Party Claim, have the exclusive right to compromise or settle such claim for a period of 90 days following the date Loudeye is first notified of the Third Party Claim; provided that the TenTV Stockholders shall have no liability with respect to any compromise or settlement of such Third Party Claim effected without its prior written consent, which consent may not be unreasonably withheld or delayed. For the purposes of this Section 5.5(c), it shall not be deemed to be reasonable for the TenTV Stockholders' Representative to withhold or delay consent principally because the compromise or settlement may result in a reduction of the Principal Amount of the Merger Notes.

5.6     TenTV Stockholders' Representative

          (a)     The TenTV Stockholders' Representative, and any successor or successors, shall act as the representative of the TenTV Stockholders that approve the transactions contemplated herein and the appointment of the TenTV Stockholders' Representative (the "Approving TenTV Stockholders"), shall be authorized to act on behalf of the Approving TenTV Stockholders and to take any and all actions required or permitted to be taken by the Approving TenTV Stockholders' Representative under this Agreement, with respect to any Claims or Third Party Claims (including the settlement thereof) made by or against TenTV and/or the TenTV Stockholders for indemnification pursuant to this Article V of the Agreement; provided that any TenTV Stockholder may become an Approving TenTV Stockholder by furnishing written notice to the TenTV Stockholders' Representative at any time. The Approving TenTV Stockholders shall be bound by all actions taken by the TenTV Stockholders' Representative in its capacity thereof. The TenTV Stockholders' Representative shall promptly, and in any event within five (5) business days, provide written notice to the Approving TenTV Stockholders of any action taken on their behalf by the TenTV Stockholders' Representative pursuant to the authority delegated to the TenTV Stockholders' Representative under this Section 5.6. The TenTV Stockholders' Representative shall at all times act in his or her capacity as TenTV Stockholders' Representative in a manner that the TenTV Stockholders' Representative believes to be in the best interest of the Approving TenTV Stockholders. Neither the TenTV Stockholders' Representative, nor any of its directors, officers, agents or employees, if applicable, shall be liable to any person for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement, except in the case of its gross negligence, bad faith or willful misconduct. The TenTV Stockholders' Representative may consult with legal counsel, independent public accountants and other experts selected by him or her and shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel, accountants or experts. The TenTV Stockholders' Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement. As to any matters not expressly provided for in this Agreement, the TenTV Stockholders' Representative shall not be required to exercise any discretion or take any action. Each Approving TenTV Stockholder severally shall indemnify and hold harmless the TenTV Stockholders' Representative from and against such Approving TenTV Stockholder's pro rata share of any and all liabilities, losses, damages, claims, costs or expenses suffered or incurred by the TenTV Stockholders' Representative arising out of or resulting from any action taken or omitted to be taken by the TenTV Stockholders' Representative under this Agreement, other than such liabilities, losses, damages, claims, costs or expenses arising out of or resulting from the TenTV Stockholders' Representative's gross negligence, bad faith or willful misconduct. Loudeye shall reimburse the TenTV Stockholders' Representative for all costs, fees and expenses incurred by the TenTV Stockholders' Representative in connection with the actions required to be taken by the TenTV Stockholders' Representative on behalf of the Approving TenTV Stockholders pursuant to this Agreement; provided that such costs, fees and expenses shall not exceed twenty-five thousand dollars ($25,000.00) in the aggregate ("TenTV Stockholders' Representative Expense"). Each Approving TenTV Stockholder and Loudeye agrees that the TenTV Stockholders Representative shall be entitled to seek fees, costs and expenses against the Escrow Fund to the extent that same are incurred in excess of twenty-five thousand dollars ($25,000.00) (the "Excess TenTV Stockholders' Representative Expense"), provided that such fees, costs and expenses may be paid only after any and all Damages incurred, including any reasonably anticipated Damages giving consideration to the nature and complexity of the Claim or Third Party Claim, of Loudeye have been fully satisfied.

          (b)     Notwithstanding anything to the contrary herein, (i) the TenTV Stockholders' Representative is not authorized to, and shall not, accept on behalf of any TenTV Stockholder any merger consideration to which such TenTV Stockholder is entitled under this Agreement and (ii) the TenTV Stockholders' Representative shall not in any manner exercise, or seek to exercise, any voting power whatsoever with respect to shares of capital stock of Loudeye or TenTV now or hereafter owned of record or beneficially by any TenTV Stockholder unless the TenTV Stockholders' Representative is expressly authorized to do so in a writing signed by such TenTV Stockholder. In all matters relating to this Article V, the TenTV Stockholders' Representative shall be the only party entitled to assert the rights of the Approving TenTV Stockholders, and the TenTV Stockholders' Representative shall perform all of the obligations of the Approving TenTV Stockholders hereunder.

          (c)     In the event of resignation, liquidation, dissolution or winding up of or assignment by Crest Communications Holdings LLC (or its designated Affiliate), a majority in voting power of the Approving TenTV Stockholders shall elect a successor TenTV Stockholders' Representative who shall have all of the rights, powers, and duties of the TenTV Stockholders' Representative set out herein.

ARTICLE VI
DEFINITIONS

6.1     Definitions.  For purposes of this Agreement, each of the following defined terms is defined in the Section of this Agreement indicated below.

DEFINED TERM	SECTION
Adjusted Working Capital	2.6
Affiliate	2.13(vii)
Approving TenTV Stockholders	5.6(a)
CERCLA	2.21
Certificates	1.5(h)
Certificate	1.6(c)
Certificate of Merger	1.2
Claim	5.5(a)
Closing	1.2
Closing Date	1.2
Code	2.9(e)
Counter Notice	5.2(b)
Damages	5.1(a)
Derivatives Securities	1.5(e)
DGCL	Recital
Dissenting Shares	1.8(a)
Effective Time	1.2
Employee Benefit Plan	2.20(a)(ii)
Environmental Law	2.21
ERISA	2.20(a)(i)
Escrow Agent	1.5(a)
Exchange Act	2.13(vii)
Exchange Agent	1.6(a)
Exchange Ratio	1.5(a)
Governmental Entity	2.4(b)
GAAP	2.6
Indemnification Period	5.4
Investor Representation Statement	4.1(b)
Knowledge of TenTV	2.2
Knowledge of Loudeye	3.6
Loudeye	Introduction
Loudeye Certificate	4.2(e)
Loudeye Common Stock	1.5(a)
Loudeye Disclosure Schedule	1.4
Loudeye Indemnified Parties	5.1(a)
Loudeye Legal Proceeding	3.6
Loudeye MAE	3.1
Loudeye SEC Reports	3.5
Merger	Recital
Merger Consideration	1.5(a)
Merger Notes	1.5(a)
Merger Notes Issuance Date	1.5(a)
Merger Shares	1.5(a)
Merger Subsidiary	Introduction
Multiemployer Plan	2.20(f)
Notice	5.2(b)
Ordinary course of Business of TenTV	2.4
Outstanding TenTV Common Stock	1.5(a)
Parties	Introduction
Party	Recital
Principal Amount	1.5(a)
Record Date	2.3(c)
SEC	3.5
Securities Act	1.10
Surviving Corporation	1.1
Tax	2.9(i)
Tax Authority	2.9(i)
Tax Return	2.9(ii)
TenTV	Introduction
TenTV Certificate	4.1(h)
TenTV Common Stock	1.5(a)
TenTV Common Stockholders	2.2
TenTV Damages	5.1(c)
TenTV Disclosure Schedule	Article II
TenTV ERISA Affiliate	2.20(a)(iii)
TenTV Indemnified Parties	5.1(c)
TenTV Intellectual Property	2.12(a)
TenTV Financial Statements	2.6
TenTV 2001 Financial Statements	2.6
TenTV Lease	2.11
TenTV Leased Property	2.11
TenTV Legal Proceeding	2.17
TenTV MAE	2.1
TenTV Most Recent Balance Sheet	2.6
TenTV Option Plan	1.5(c)(i)
TenTV Permits	2.24
TenTV Security Interest	2.4
TenTV Software	2.12(e)
TenTV Stockholders	3.3(c)
TenTV Stockholders' Representative	2.29
TenTV Stockholders' Representative Expense	5.6
TenTV Stock Option	1.5(c)(i)
The Agreement	1.2
Third Party Claim	5.5(a)
This Agreement	Introduction
Voluntary Employee's Beneficiary Association	2.20(i)

ARTICLE VII
MISCELLANEOUS

7.1     No Third Party Beneficiaries.  This Agreement shall not confer any rights, obligations or remedies upon any person other than the Parties, the TenTV Stockholders, the TenTV Stockholders' Representative and their respective successors and permitted assigns; provided that, the provisions of Article V concerning indemnification and Section 3.14(b) and (c) concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives.

7.2     Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

7.3     Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties. Any attempted assignment of this Agreement in contravention of this Section 7.3 shall be null and void and of no force or effect.

7.4     Counterparts and Facsimile Signature.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

7.5     Headings.  The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

7.6     Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four (4) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

To Loudeye, TenTV and/or the Merger Subsidiary:	Loudeye Corp. 1130 Rainier Avenue South Seattle, WA 98144 Fax: (206) 832-4001
	Attention:	John T. Baker, IV and General Counsel

with a copy to:	Robinson & Cole LLP 695 East Main Street Stamford, CT 06904 Fax: (203) 462-7599
	Attention:	Eric J. Dale, Esq.

To the TenTV Stockholders' Representative:	Crest Communications Holdings LLC 320 Park Avenue New York, NY 10022-6815 Attn: Jim Kuster

With a copy to:	R. Scott Beach Day, Berry & Howard LLP One East Putnam Avenue Greenwich, CT 06830 main: (203) 862-7824 fax: (203) 862-7801

          Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, facsimile, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

7.7     Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

7.8     Amendments and Waivers.  The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time; provided that Article V may not be amended without the prior written consent of the TenTV Stockholders' Representative. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

7.9     Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

7.10     Tax Treatment.  For income tax purposes, the parties agree to treat the Merger as a taxable sale of the TenTV Common Stock by TenTV's Stockholders to Loudeye.

7.11     Construction.

          (a)     The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

          (b)     Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

7.12     Further Assurances.  Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

7.13     Confidentiality.  Loudeye and TenTV recognize that they have received confidential information concerning the others during the course of the Merger negotiations and preparations. Accordingly, each of the parties hereto on behalf of themselves as well as their employees and agents (a) represents that it has not permitted the unauthorized disclosure of any confidential information concerning the other parties hereto that was disclosed during the course of such negotiations and preparations and was confidential at the time of disclosure, including without limitation the existence of the negotiations and preparations for the Merger and related transactions and (b) agrees to not make use of or permit to be used any such confidential information other than for the purpose of effectuating the Merger and related transactions. The obligations of Loudeye under this Section 7.13 will terminate upon the Effective Time. Otherwise, the obligations under this Section 7.13 will not apply to information that (i) is or becomes part of the public domain, (ii) is disclosed by the disclosing party to third parties without restrictions on disclosure, (iii) is received by the receiving party from a third party without breach of a nondisclosure obligation to the other party, or (iv) is required to be disclosed by subpoena or by law. If this Agreement is terminated, all copies of documents containing confidential information shall be returned by the receiving party to the disclosing party.

7.14     Survival of Representations and Warranties and Covenants.  The representations, warranties and covenants of the Parties contained herein shall survive the Closing until the expiration of the Indemnification Period.

7.15     Expense.  Except as otherwise provided in this Agreement, each of TenTV and Loudeye shall pay its own expenses and costs incidental to the preparation of this Agreement and to the consummation of the transactions contemplated hereby.

Remainder of This Page Intentionally Left Blank

IN WITNESS WHEREOF, the Parties have executed this Agreement as of November 19, 2002.

LOUDEYE CORP.
By:	/s/ John T. Baker IV

Name:	John T. Baker IV

Title:	Chairman and Chief Executive Officer

TENTV ACQUISITION CORP.
By:	/s/ Jerold J. Goade, Jr.

Name:	Jerold J. Goade, Jr.

Title:	Secretary and Treasurer

TT HOLDING CORP.
By:	/s/ Bruce Hanson

Name:	Bruce Hanson

Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]